UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: August 29, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking to Focus Corporate Lending into Four Core Outlets

Tokyo, August 29, 2007—The three companies, Mitsubishi UFJ Financial Group, Inc. (MUFG), Mitsubishi UFJ Trust and Banking Corporation (MUTB) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), which have been proceeding with preparations for the rationalization of MUTB’s corporate business outlets (those conducting lending business, etc.) into four core outlets: Tokyo, Nagoya, Osaka and Kyushu (the “four core outlets”), announced today that the rationalization is scheduled to be completed in early December 2007.

As part of the rationalization, on November 12, 2007 the other corporate business outlets of MUTB in Sapporo, Sendai, Kanagawa, Nagano, Shizuoka, Kyoto, Kobe, Hiroshima and Takamatsu (the “nine outlets”) will be transferred* to BTMU by means of a company split.

*Subject to approval by the relevant authorities.

1.	Objective

Through this rationalization, we intend to improve the business efficiency of MUFG as a whole, and aim to maximize customer satisfaction and group profits by actively allocating business resources to the trust business field (real estate, stock transfer agency services, trust assets business, etc.) and providing more advanced trust business functions to MUFG’s large number of corporate customers.

2.	Details of the company split

(1)	Method

Implementation of an absorption-type company split with MUTB as the split and absorbed company and BTMU as the succeeding company.
Along with the corporate split BTMU will issue new shares, as described below, and these will be allocated to MUTB.

Name & type of shares:	Preferred Stock First Series of Class 6
(Non-voting preference shares)
Number of new shares to be issued:	1,000,000 shares

(2)	Outline of rights and obligations being separated and succeeded to

Target business:	Part of the lending business with corporate customers handled at the nine outlets of MUTB
Target assets and liabilities:	Loan claims, call loan obligations, etc. belonging to the target business
Target contract:	Contract in respect of the target business

*    *    *

Contacts:
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Mitsubishi UFJ Trust and Banking Corporation	Public Relations Section	81-3-6214-6044
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950